Exhibit 99.1

Jianpu Technology Inc. Announces Appointment of New Auditor

Beijing, July 29, 2024 -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (OTCQB: AIJTY), a leading independent open platform for the discovery and recommendation of financial products in China, today announced the appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective July 26, 2024. Marcum Asia is engaged by the Company to audit the consolidated financial statements of the Company as of and for the fiscal year ending December 31, 2024.

The appointment of Marcum Asia was made after a careful and thorough evaluation process and has been approved by the board of directors and the audit committee of the Company.

PricewaterhouseCoopers Zhong Tian LLP (“PwC”) has been dismissed as the Company’s independent auditor, effective July 15, 2024. The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through July 15, 2024, there has been no disagreement between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference to the disagreements in their audit reports.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user’s particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
(IR) Liting Lu, E-mail: IR@rong360.com
(PR) Amanda Hu, E-mail: Media@rong360.com
Tel: +86 (10) 6242 7068

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